[Spartech Logo]

Spartech Corporation
120 South Central Avenue, Suite 1700
Clayton, Missouri 63105
(314) 721-4242

2,941,179 Shares
Common Stock
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The selling security holders named in this prospectus under "Selling Security Holders" are offering 2,941,179 shares of common stock with this prospectus.

We do not know when or how the selling security holders intend to sell the shares, or what the price, terms or conditions of any sales will be. They may sell the shares directly or through underwriters, dealers or agents, and they may sell the shares in market transactions or privately-negotiated transactions. Spartech will not receive any proceeds from the sale of shares by the selling security holders.

Our common stock is listed on the New York Stock Exchange under the symbol "SEH." On June 13, 2000, the closing sale price of the common stock on the New York Stock Exchange was $27.81 per share.

Investing in the common stock involves risks.

See "Risk Factors" beginning on page 2.

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You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, and it does not seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of when this prospectus is delivered to you or these securities are sold.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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Prospectus dated June 13, 2000

Risk Factors

The principal risks of this offering are described below. You should carefully consider these risks before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face.

We Operate in a Highly Competitive Industry, and Our Failure to Compete Effectively Could Hurt Our Profits

Our continued profitability depends on our ability to meet competition. Our industry is competitive in several ways:

* The plastics intermediary industry is characterized by a large number of companies and by periodic oversupply of base resins, resulting in intense price competition. If we are unable to meet our competitors' prices, our sales could be reduced. On the other hand, if we meet the competition but are not able to do so in a cost-efficient way, our margins could decrease. In either event, our profits could be reduced or we could incur writedowns to inventory values.

* Because plastics intermediaries are consolidating, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could reduce our profitability.

* We may experience increased competition from companies offering products based on alternative technologies and processes that may be competitive or better in price or performance, causing us to lose customers, sales volume and profits.

* Some of our customers may be or become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and profits.

We May Not Be Able to Continue to Make the Acquisitions Necessary for Us to Realize Our Growth Strategy

Acquiring businesses that complement or expand our operations has been and continues to be an important element of our business strategy. This strategy depends on our ability to continue to identify, complete and manage acquisitions profitably. However, several factors may impair our ability to continue this strategy.

* Some of our major competitors have or could initiate similar growth strategies, and the overall plastics intermediary segment is continuing to consolidate. As a result, competition for suitable acquisition candidates is increasing. We may not be able to acquire additional companies in our industry on terms favorable to us.

* We have generally financed our acquisitions from bank borrowings or the placement of debt securities, or from the issuance of capital stock, and we expect to derive the consideration used for future acquisitions from the same sources. However, we may not be able to obtain this financing in the future on economically feasible or acceptable terms, or at all. Our consolidated indebtedness was approximately $360 million at April 29, 2000, or 50.4% of our total consolidated capitalization.

* Integrating acquired businesses requires a significant amount of management time and skill and may place significant demands on our operations and financial resources. We may not be successful in integrating acquired businesses into our operations.

If we are unable to continue our acquisition strategy, or if we fail to effectively integrate future acquisitions into our operations, it could have a material adverse effect on our business, financial condition and results of operations.

Completed Acquisitions May Result in Interest or Goodwill Amortization Expense that Exceeds the Net Income from the Acquired Operations

* The amount of debt used to finance our acquisitions and the potential for higher interest rates in the future may result in increased interest costs.

* To complete future acquisitions we may have to negotiate higher purchase prices that result in increased goodwill amortization expense.

* The Financial Accounting Standards Board has proposed changes to the accounting for goodwill resulting from future acquisitions, including shortening the maximum period for amortizing goodwill from 40 years to 20 years. Shortening the amortization period would result in increased goodwill amortization expense.

Any of these factors could result in expenses from these acquisitions that exceed the net income we derive from the acquired operations, which would reduce our net income.

Large Increases in the Costs of Raw Materials Or Substantial Decreases in Their Availability Could Materially and Adversely Affect Our Operating Profit

* The costs of raw materials used in our manufacturing processes represented approximately 72% of cost of goods sold in fiscal 1999. These raw materials include resins that are affected by changes in supply and demand conditions within the commodity resins market. Prices for these raw materials could increase significantly.

* In addition, any major disruptions in the availability of petroleum or natural gas to our suppliers could adversely impact the availability of the resins used in our manufacturing process.

Either of these factors could cause us to lose orders or customers and have a material adverse effect on our sales and operating profit.

We Operate in Cyclical Markets and Have Exposure to Economic Downturns

Our products are sold in a number of end markets which tend to be cyclical in nature, including transportation, building and construction, bath/pool and spa, and electronics and appliances. A downturn in one or more of these end markets could have a material adverse effect on our sales and operating profit.

Our Stock Price Is Volatile and May Decline

The trading price of our common stock has fluctuated widely, ranging between $23.00 and $40.50 per share over the past 52 weeks. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

* Variations in our quarter to quarter operating results;

* Changes in investors' and analysts' perceptions of the business risks and conditions of our business;

* The relative size of our market capitalization; and

* The limited float of our common stock.

Our Principal Stockholder Could Influence Our Management and Policies, and Could Also Be a Potential Competitor

As of February 29, 2000, Vita International Limited, of Manchester, England, held approximately 44% of the outstanding shares of our common stock. Two of our directors, Roy Dobson and Calvin J. O'Connor, serve on our board as representatives of Vita.

* Vita's representation on the board and its large percentage of stock ownership means Vita could be in a position to effectively control our management and policies if it were supported by a relatively small percentage of the other stockholders or if a relatively small percentage of the other shareholders did not choose to exercise their voting rights. In addition, under our certificate of incorporation, Vita's current representation on the board together with its current share ownership are sufficient to give it the power to block significant business combinations with any other 10% shareholder, of which there are none at present, unless the board approves the business combination before the other shareholder acquires its 10% ownership.

* Vita is a manufacturer and distributor of cellular polymers, engineered thermoplastics, fibers and fabrics, primarily in Europe. Although we do not currently compete with Vita in any material respect, there can be no assurance that our growth and business strategies will not conflict with or be affected by those of Vita at some time in the future. In that event, Vita could act in its interests at the expense of Spartech's interests.

Our Inability to Obtain or Maintain Required Regulatory or Environmental Permits Could Hurt our Profits

* We operate under numerous federal, state, local and non-U.S. laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. In particular, our operations are subject to laws and regulations governing industrial waste water and storm water discharges, public notice or "community right-to-know" requirements concerning the hazardous materials located or used at our facilities, and the disposal of solid waste from our facilities, some of which is considered special waste within the meaning of these laws and regulations. Some of these laws require us to obtain permits in order to conduct our operations. If we were to violate these laws or regulations we might have to pay substantial fines and our permits could be suspended or revoked in which case we might have to suspend operations at one or more of our manufacturing facilities. We may also not be able to acquire new permits which we would need in order to expand our operations.

* The Food and Drug Administration regulates the material content of medical and direct-contact food and beverage containers and packages and periodically examines our operations. We must also adhere to FDA regulations governing "good manufacturing practices," including testing, quality control, and manufacturing and documentation requirements. If violations of these regulations are noted during inspections of our manufacturing facilities by public health regulatory officials, we may be required to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions.

Any of these circumstances could have a material adverse effect on the continued marketing of our products and on our business, financial condition and results of operations.

Forward Looking Statements

This prospectus contains forward-looking statements, primarily in the section captioned "Risk Factors." Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described above, changes in the economy or the plastics industry in general, and other unanticipated events that may prevent us from competing successfully in existing or new markets, and our ability to manage our growth effectively.

Selling Security Holders

The 2,941,179 shares of common stock being offered by this prospectus are subject to issuance upon the conversion of an aggregate of 2,000,000 7% Convertible Preferred Securities (liquidation preference $50 per Convertible Preferred Security) of Spartech Capital Trust II, a Delaware business trust, held by the selling security holders. The Preferred Securities were issued to the selling security holders in February, 2000.

The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock by the selling security holders as of February 29, 2000, assuming the conversion of all of the Convertible Preferred Securities into Spartech common stock, and as adjusted to reflect the sale of all 2,941,179 shares by the selling security holders.

Shares	Maximum	Shares
Beneficially Owned	Number of	Beneficially Owned
Before Offering (a)	Shares Being	After Offering

Name	Number	Percent (b)	Offered (a)	Number	Percent (b)
Allstate Life Insurance Company	294,118	1.1%	294,118	-	-
Credit Suisse First Boston,Cayman Islands Branch (c)	235,294	0.9%	235,294	-	-
Security Life of Denver Insurance Company	294,118	1.1%	294,118	-	-
Metropolitan Life Insurance Company	884,954	3.1%	882,354	2,600	<0.1%
MONY Life Insurance Company (d)	147,059	0.5%	147,059	-	-
The Northwestern Mutual Life Insurance Company	1,285,128(e)	4.5%	794,118	491,010(e)	1.8%
Teachers Insurance and Annuity Association of America	296,318	1.1%	294,118	2,200	<0.1%
Total	3,436,989	11.2%	2,941,179	495,810	1.8%

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(a) Includes the 2,941,179 shares being offered hereby, which are issuable upon conversion of the Convertible Preferred Securities.

(b) The percentage ownership of each selling security holder is calculated by assuming the exercise or conversion of all options or convertible securities held by the selling security holder and the nonexercise or nonconversion of all other outstanding options and convertible securities.

(c) Credit Suisse First Boston, Cayman Islands Branch is an affiliate of Credit Suisse First Boston Corporation, the placement agent for the Convertible Preferred Securities.

(d) MONY Life Insurance Company also owns an aggregate of approximately $18,000,000 of two issues of Senior Notes of the Company and a subsidiary, due in 2005 and 2006.

(e) Includes 491,010 shares issuable upon conversion of 300,000 units of 6.50% Convertible Preferred Securities of Spartech Capital Trust.

Plan of Distribution

We are registering the shares on behalf of the selling security holders, including persons who may receive the shares from them as gifts or pursuant to pledges.

We do not know how the selling security holders will sell the shares. They may sell the shares from time to time in any of several ways and in any of several marketplaces, including:

* Through private negotiations directly with purchasers;

* Through agreements with underwriters, dealers or brokers for their own accounts;

* Through agreements with underwriters or dealers for resale;

* In block trades with brokers or dealers who will attempt to sell the shares as agent but may resell a portion of the block as principal to facilitate the transaction; or

* In brokers' transactions on the New York Stock Exchange, subject to its rules.

In addition, any shares covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act of 1933 may be sold under Rule 144 rather than pursuant to this prospectus.

We do not know at what prices the selling security holders will sell the shares. They may sell the shares at market prices prevailing at the time of the sale, at prices related to the prevailing market prices, or at negotiated prices. They may pay usual and customary or specifically negotiated fees, discounts or commissions in connection with these sales. We will not pay any of those fees, discounts or commissions.

We will file a supplement to this prospectus if a selling security holder notifies us that it has entered into any material arrangement with a broker-dealer for the sale of shares, or if a recipient of shares by gift or pledge notifies us that it intends to sell more than 500 shares. The supplement will disclose, to the extent applicable,

* The names of the selling security holder and each participating broker-dealer,

* The number of shares involved,

* The price at which the shares are being sold,

* The commissions paid or discounts or concessions allowed to each broker-dealer; and

* Other facts material to the transaction.

Because selling security holders may be deemed to be "underwriters" within the meaning of Section 2(11) of the Securities Act of 1933, they will be subject to the prospectus delivery requirements of the Securities Act.

We have agreed to indemnify each selling security holder against certain liabilities, including liabilities arising under the Securities Act. The selling security holders may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares against certain liabilities, including liabilities arising under the Securities Act.

With the consent of the selling security holders, we have designated Willkie Farr & Gallagher, New York, New York, as legal counsel for the selling security holders and will pay that firm's reasonable fees and expenses as well as the other costs of registering the shares and preparing this prospectus. We estimate the total of all these fees, expenses and costs at not more than $30,000. However, we will not pay brokerage commissions, underwriters' discounts or similar selling expenses, or the fees and expenses of any other legal counsel for the selling security holders.

Use of Proceeds

We will not receive any of the proceeds from the sale of shares by the selling security holders.

Legal Matters

The validity, authorization and issuance of the shares of common stock offered by this prospectus has been passed upon for Spartech by Jeffrey D. Fisher, Esq., an attorney licensed in the State of Missouri. Mr. Fisher is employed by Spartech as its Vice President and General Counsel, and as of May 17, 2000 owned beneficially, through the Spartech Corporation 401(k) Savings & Investment Plan, approximately 1,645 shares of Spartech's common stock.

Experts

Our consolidated financial statements as of October 31, 1998 and October 30, 1999 and for each of the three years in the period ended October 30, 1999, included in our Annual Report on Form 10-K for the fiscal year ended October 30, 1999, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this prospectus by reference in reliance upon the authority of that firm as experts in accounting and auditing in giving its report.

The consolidated financial statements of Uniroyal HPP Holdings, Inc. and subsidiary, incorporated in this prospectus by reference to our amended Current Report on Form 8-K/A dated May 15, 2000, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also incorporated in this prospectus by reference, and has been so incorporated in reliance upon the report of that firm given upon their authority as experts in accounting and auditing.

About Spartech

We are an intermediary processor of thermoplastics. Thermoplastics are plastics capable of being formed and reformed by heating. We convert base polymers, or resins, from commodity suppliers into extruded plastic sheet and rollstock, color concentrates and blended resin compounds, and injection molded and profile extruded products.

Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105. Our telephone number is (314) 721-4242. Our web site address is http://www.spartech.com. Information contained on our web site is not part of this prospectus.

Where You Can Find More Information

We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration statement and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. You should refer to the registration statement and its exhibits for further information.

The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

We incorporate by reference into this prospectus the following documents filed with the Securities and Exchange Commission:

* The description of our common stock in our Registration Statement on Amendment No. 1 to Form 8-A dated November 28, 1994, filed on May 17, 1999 under the Securities Exchange Act of 1934;

* Our annual report on Form 10-K for the year ended October 30, 1999;

* Our quarterly reports on Form 10-Q for the quarters ended January 29, 2000 and April 29, 2000;

* Our current report on Form 8-K filed December 6, 1999, relating to certain amendments to the Restricted Stock Option Plan;

* Our current report on Form 8-K filed December 9, 1999, relating to our fiscal 1999 operating results and our outlook for fiscal 2000; and

* Our current reports on Form 8-K filed December 28, 1999 and March 14, 2000, relating to our acquisition of certain assets of High Performance Plastics, Inc., as well as our amended report on Form 8-K/A filed May 15, 2000 containing the consolidated financial statements of Uniroyal HPP Holdings, Inc. and subsidiary and pro forma financial statements of Spartech Corporation.

We also incorporate by reference into this prospectus the following documents:

* Any documents we file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this prospectus until this offering is completed.

You may request a copy of these filings, at no cost, by contacting us at:

Spartech Corporation
120 South Central Avenue, Suite 1700
Clayton, Missouri 63105
Attention: Secretary

Our telephone number for copy requests is (314) 721-4242.